Filed Pursuant to Rule 433
Registration Nos. 333-281244 and 333-281244-01
August 19, 2024

Essex Portfolio, L.P.
$200,000,000 5.500% Senior Notes due 2034 (the “Notes”)
fully and unconditionally guaranteed by
Essex Property Trust, Inc.

Issuer:	Essex Portfolio, L.P.
Guarantor:	Essex Property Trust, Inc.
Principal Amount:
$200,000,000. The Notes will be issued as additional notes of, and will form a single series of securities with, the $350,000,000 5.500% Senior Notes due 2034 issued on March 14, 2024 (the “original notes”). The total aggregate principal amount of the 5.500% Senior Notes due 2034 that will be outstanding following this reopening will be $550,000,000. The original notes and the Notes will share the same CUSIP number and be fungible.

Expected Ratings (Moody’s / S&P)*	Baa1 / BBB+
Trade Date:	August 19, 2024
Settlement Date:
August 21, 2024 (T+2)

The Issuer expects that the delivery of the Notes will be made against payment therefor on or about August 21, 2024, which is the second business day following the date of the prospectus supplement (the settlement cycle being referred to as “T+2”).  Under Rule 15c6-1 of the SEC promulgated under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise at the time of the trade.  Accordingly, purchasers who wish to trade the Notes prior to the second business day preceding the closing date for the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own adviser.

Maturity Date:	April 1, 2034
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2024
Benchmark Treasury:	3.875% due August 15, 2034
Benchmark Treasury Price / Yield:	100-04 / 3.860%
Spread to Benchmark Treasury:	T+125 basis points
Reoffer Yield:	5.110%
Coupon:	5.500% per annum
Price to Public:	102.871% of the Principal Amount, plus accrued interest in the amount of $4,797,222.22 for the period from and including March 14, 2024 up to but excluding the Settlement Date.
Optional Redemption Provisions:
Prior to January 1, 2034 (three months prior to the maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Notes) plus 25 basis points less (b) interest accrued to but excluding the date of redemption; and (ii) 100% of the principal amount of the Notes being redeemed; plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	29717P BA4 / US29717PBA49

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC
Senior Co-Managers:	BofA Securities, Inc. BMO Capital Markets Corp. Mizuho Securities USA LLC Truist Securities, Inc.
Co-Managers:	Regions Securities LLC Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Wells Fargo Securities, LLC toll free at 1-800-645-3751, (ii) J.P. Morgan Securities LLC collect at 1-212-834-4533, (iii) PNC Capital Markets LLC toll free at 855-881-0697 or (iv) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.